SOPHiA GENETICS Promotes Ross Muken to President and Appoints George Cardoza as Chief Financial Officer

BOSTON, United States and ROLLE, Switzerland, November 5, 2024 — SOPHiA GENETICS (Nasdaq: SOPH), a cloud-native software company and leader in data-driven medicine, today announced that Ross Muken, previously Chief Financial Officer (“CFO”) and Chief Operating Officer (“COO”), has been promoted to company President, effective November 5, 2024. George Cardoza has been appointed as the company’s new CFO.

In the newly created role of company President, Ross Muken will oversee SOPHiA GENETICS’s global business operations and work even more closely on strategic planning with CEO Jurgi Camblong. He will continue to lead the company’s go-to-market function, including Clinical sales, BioPharma Dx sales, sales support, marketing, customer experience, and operations. Ross joined SOPHiA GENETICS in February 2021 as CFO and was appointed as CFO and COO in March 2023.

“I want to congratulate Ross on his well-deserved promotion to President,” said Jurgi Camblong, SOPHiA GENETICS CEO and Co-Founder. “Ross has been an instrumental part of our success since he joined almost four years ago, first as CFO and more recently as COO. I am grateful for his trusted partnership in positioning SOPHiA GENETICS for long-term growth.”

Jurgi Camblong adds, “I am also delighted to welcome George Cardoza to our executive leadership team. George is a proven business leader and brings a wealth of deep financial expertise, leadership experience, and industry knowledge to SOPHiA GENETICS. As we continue to grow, George is uniquely qualified to help us succeed in this next exciting chapter of our journey. The leadership of both Ross and George will be crucial as we continue to further enhance our operational effectiveness while also balancing our need to consistently innovate.”

As CFO, Cardoza will oversee all corporate finance functions, including accounting, financial planning and analysis (“FP&A”), investor relations, internal audit, tax, and treasury.

Mr. Cardoza brings more than 30 years of experience in the precision medicine and clinical diagnostics industry, with extensive experience in both financial and operational leadership. Before joining SOPHiA GENETICS, he was the CFO and Head of Service Delivery at Biocartis, a molecular diagnostics company. Prior, he spent over twelve years with NeoGenomics Laboratories (NASDAQ: NEO) in several executive roles (CFO, President Pharma Services Division, and President and Chief Operating Officer Laboratory Operations), and previously spent more than fourteen years with Quest Diagnostics in various roles including Controller of the Central Region.

Throughout his career, Cardoza has shown a strong talent for financial management, strategic planning, and driving businesses towards increasing levels of performance. He has a deep understanding of the industry landscape and a proven track record of success in executing and influencing growth-oriented business strategies. Mr. Cardoza holds a B.S. in Finance and Accounting from Syracuse University and an MBA from Michigan State University.

About SOPHiA GENETICS

SOPHiA GENETICS (Nasdaq: SOPH) is a cloud-native healthcare technology company on a mission to expand access to data-driven medicine by using AI to deliver world-class care to patients with cancer and rare disorders across the globe. It is the creator of SOPHiA DDM™, a platform that analyzes complex genomic and multimodal data and generates real-time, actionable insights for a broad global network of hospital, laboratory, and biopharma institutions. For more information, visit SOPHiAGENETICS.COM and connect with us on LinkedIn.

Investor Contact:
Kellen Sanger
IR@sophiagenetics.com

Media Contact:
Kelly Katapodis
media@sophiagenetics.com